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               [LETTERHEAD OF SOUTHERN TIER ECONOMIC GROWTH]


October 31, 1997

Mr. Thomas C. Wyckoff, CEO
Chief Operating Officer/Executive Vice President
Artistic Direct, Inc.
P.O. Box 1999
Elmira, New York 14902-1999

RE: City of Elmira Industrial Loan

Dear Tom:

This letter will evidence the non-binding intent of STEG as administrator of the City of Elmira Loan Fund to provide a $200,000 City of Elmira Industrial Loan to Artistic Direct, Inc. (ADI) for a term of five years, to assist with the acquisition of certain assets of Artistic Greetings, Inc., and as a result retain approximately 400 jobs in the City of Elmira. The loan was approved with a fixed rate at Prime MINUS 2% basis points (based on the Prime Lending Rate at the time of closing), and with the following conditions:

   1. The city of Elmira will retain its first position mortgage ($900,000) on Komer Center. STEG will require a second mortgage on this property for the value of this new loan.

   2. Artistic Direct, Inc. must provide STEG with monthly financial statements for the term of the loan.

   3. The loan shall be immediately due and payable should Komer Center be vacated by ADI.

   4. ADI shall maintain at least 375 full-time equivalent (FTE) employees in the City of Elmira. The loan's interest rate shall increase under the following schedule should the company's employment fall below 375 FTE, until employment is restored to 375 FTE.

              299 FTE    Prime Rate
              199 FTE    Prime + 1%
               99 FTE    Prime + 2%


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A formal commitment letter outlining the requirements of the loan per the requirements of the U.S. Department of Housing and Urban Development (HUD) and the formal terms of the loan will be forwarded to you within the next 5 working days.

We are pleased to be able to assist ADI with this important City of Elmira project.

Please call me should you have any questions.

Sincerely,

/s/ George E. Miner
----------------------
George E. Miner
President

CC: Samuel Iraci, Jr., City Manager

GEM/mkr